Exhibit 99.1

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

TORO CORP.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
December 31, 2025, and June 30, 2026
(Expressed in U.S. Dollars – except for share data)

		December 31,	June 30,
ASSETS	Note	2025	2026
CURRENT ASSETS:
Cash and cash equivalents		$87,418,906	$79,115,400
Restricted cash	9	—	20,000
Due from related party, current	4	7,431,696	6,672,662
Accounts receivable trade		69,900	456,644
Inventories		200,395	249,043
Prepaid expenses and other assets		548,774	697,837
Deferred finance fees, current	9	—	145,952
Investment in equity securities, current	7	209,486	—
Accrued charter revenue		9,113	8,783
Current assets of discontinued operations	3	416,159	12,744
Total current assets		96,304,429	87,379,065

NON-CURRENT ASSETS:
Vessels, net	4,6	96,180,562	93,506,690
Restricted cash, non-current	9	—	1,060,000
Due from related party, non-current	4	1,341,549	1,341,549
Deferred charges, net	5	1,835,981	1,632,186
Investment in equity securities, non-current	7	5,647,853	5,647,853
Investment in related parties	4	127,118,569	127,118,569
Investment in debt securities	8	2,918,353	3,534,605
Deferred finance fees, non-current	9	—	531,824
Total non-current assets		235,042,867	234,373,276
Total assets		$331,347,296	$321,752,341

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Due to related party	4	299,444	299,444
Accounts payable		1,127,638	1,205,215
Deferred revenue		768,785	219,583
Accrued liabilities		848,998	1,150,622
Dividend payable		37,578,641	—
Current liabilities of discontinued operations	3	1,315,502	1,314,075
Total current liabilities		41,939,008	4,188,939

NON-CURRENT LIABILITIES:
Total non-current liabilities		—	—

Commitments and contingencies	13

MEZZANINE EQUITY:
1.00% Series A fixed rate cumulative perpetual convertible preferred shares:140,000 shares issued and outstanding as of December 31, 2025, and June 30, 2026, respectively, aggregate liquidation preference of $140,000,000 as of December 31, 2025, and June 30, 2026, respectively	11	125,809,233	127,438,124
Total mezzanine equity		125,809,233	127,438,124

SHAREHOLDERS’ EQUITY:
Common shares, $0.001 par value: 3,900,000,000 shares authorized; 21,473,509 and 34,559,330 shares issued and outstanding as of December 31, 2025, and June 30, 2026, respectively	10,14	21,474	34,559
Preferred shares, $0.001 par value: 100,000,000 shares authorized; Series B Preferred Shares: 40,000 shares issued and outstanding as of December 31, 2025, and June 30, 2026, respectively	10	40	40
Additional paid-in capital		59,304,814	113,028,877
Retained Earnings		104,272,727	77,061,802
Total shareholders’ equity		163,599,055	190,125,278
Total liabilities, mezzanine equity and shareholders’ equity		$331,347,296	$321,752,341

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

TORO CORP.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the six months ended June 30, 2025 and 2026
(Expressed in U.S. Dollars – except for share data)

		Six months ended June 30,	Six months ended June 30,
	Note	2025	2026
REVENUES:
Time charter revenues	16	$7,528,174	$12,913,332
Pool revenues	16	2,068,779	—
Total vessel revenues		9,596,953	12,913,332

EXPENSES:
Voyage expenses (including $289,644 and $397,959 to related party for the six months ended June 30, 2025 and 2026, respectively)	4,17	(626,994)	(1,081,589)
Vessel operating expenses	17	(4,548,328)	(4,716,588)
Management fees to related party	4	(919,989)	(819,900)
Depreciation and amortization	5,6	(2,306,700)	(2,892,182)
General and administrative expenses (including $1,648,570 and $1,691,764 to related party for the six months ended June 30, 2025 and 2026, respectively)	4,14	(3,955,945)	(5,961,232)
Total expenses		$(12,357,956)	$(15,471,491)

Operating loss		$(2,761,003)	$(2,558,159)

OTHER (EXPENSES)/INCOME:
Interest and finance costs		(79,144)	(498,432)
Interest income		1,296,262	1,415,205
Interest income from related party	4	1,771,836	—
Dividend income from related parties	4,18	2,620,833	2,750,000
Foreign exchange gains/(losses)		35,744	(18,519)
Dividend income on equity securities	7	4,623	—
Gain/(Loss) on equity securities	7	22,163	(2,774)
Total other income, net		$5,672,317	$3,645,480

Net income and comprehensive income from continuing operations		$2,911,314	$1,087,321
Net income/(loss) and comprehensive income/(loss) from discontinued operations	3	$100,766	$(2,479)
Net income and comprehensive income		$3,012,080	$1,084,842
Dividend on Series A Preferred Shares	4,15	(703,889)	(700,000)
Deemed dividend on Series A Preferred Shares	11,15	(1,557,952)	(1,628,891)
Net income/(loss) attributable to common shareholders		$750,239	$(1,244,049)
Earnings/(loss) per common share, basic, continuing operations	15	0.034	(0.160)
Earnings/(loss) per common share, diluted, continuing operations	15	0.033	(0.160)
Earnings/(loss) per common share, basic, discontinued operations	15	0.006	(0.0001)
Earnings/(loss) per common share, diluted, discontinued operations	15	0.001	(0.0001)
Earnings/(loss) per common share, basic, total	15	0.040	(0.160)
Earnings/(loss) per common share, diluted, total	15	0.034	(0.160)
Weighted average number of common shares, basic	15	17,698,383	25,873,243
Weighted average number of common shares, diluted	15	88,983,383	25,873,243

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

TORO CORP.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND MEZZANINE EQUITY
For the six months ended June 30, 2025 and 2026
(Expressed in U.S. Dollars – except for share data)

								Mezzanine equity
	# of Series B Preferred Shares	Par Value of Preferred Series B shares	# of Common shares	Par Value of Common Shares	Additional Paid-in capital	Retained Earnings	Total Shareholders’ Equity	# of Series A Preferred Shares	Mezzanine Equity
Balance, December 31, 2024	40,000	40	19,093,853	19,094	58,605,224	140,421,449	199,045,807	140,000	122,665,819
Net income and comprehensive income	—	—	—	—	—	3,012,080	3,012,080	—	—
Stock-based compensation cost (Note 14)	—	—	—	—	1,769,877	—	1,769,877	—	—
Distribution of net assets of Robin Energy Ltd. to shareholders (Note 1)	—	—	—	—	(5,639,637)	—	(5,639,637)	—	—
Dividend on Series A preferred shares (Note 11)	—	—	—	—	—	(703,889)	(703,889)	—	—
Deemed dividend on Series A preferred shares (Note 11)	—	—	—	—	—	(1,557,952)	(1,557,952)	—	1,557,952
Balance, June 30, 2025	40,000	40	19,093,853	19,094	54,735,464	141,171,688	195,926,286	140,000	124,223,771

Balance, December 31, 2025	40,000	40	21,473,509	21,474	59,304,814	104,272,727	163,599,055	140,000	125,809,233
Net income and comprehensive income	—	—	—	—	—	1,084,842	1,084,842	—	—
Stock-based compensation cost (Note 14)	—	—	—	—	3,257,648	—	3,257,648	—	—
Issuance of common shares pursuant to special dividend (Note 10)	—	—	13,085,821	13,085	50,466,415	—	50,479,500	—	—
Special dividend declared and paid ($0.90 per common share) (Note 10)	—	—	—	—	—	(25,966,876)	(25,966,876)	—	—
Dividend on Series A Preferred Shares (Note 11)	—	—	—	—	—	(700,000)	(700,000)	—	—
Deemed dividend on Series A Preferred Shares (Note 11)	—	—	—	—	—	(1,628,891)	(1,628,891)	—	1,628,891
Balance, June 30, 2026	40,000	40	34,559,330	34,559	113,028,877	77,061,802	190,125,278	140,000	127,438,124

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

TORO CORP.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the six months ended June 30, 2025 and 2026
(Expressed in U.S. Dollars)

		Six months ended June 30,	Six months ended June 30,
	Note	2025	2026
Cash Flows (used in)/provided by Operating Activities of Continuing Operations:
Net income		$3,012,080	$1,084,842
Less: Net (income)/loss from discontinued operations		(100,766)	2,479
Net income from continuing operations		$2,911,314	$1,087,321
Adjustments to reconcile net income from Continuing operations to net cash (used in)/provided by operating activities:
Depreciation and amortization	5,6	2,306,700	2,892,182
Amortization of investment in debt securities	8	—	(12,488)
Amortization of deferred finance charges		—	35,988
Stock-based compensation cost	4,14	1,769,877	3,257,648
Straight line amortization of hire		(64,412)	330
Unrealized gain on equity securities	7	(51,453)	—
Realized loss on debt securities	8	—	4,537
Realized loss on sale of equity securities	7	—	3,735
Changes in operating assets and liabilities:
Accounts receivable trade		(657,046)	(386,744)
Inventories		(2,544)	(48,648)
Due from/to related party		(12,095,124)	759,035
Prepaid expenses and other assets		(957,872)	(149,063)
Accounts payable		933,457	151,330
Accrued liabilities		501,999	443,054
Deferred revenue		26,000	(549,202)
Dry-dock costs paid		(1,108,565)	(225,070)
Net Cash (used in)/provided by Operating Activities from Continuing Operations		(6,487,669)	7,263,945

Cash flow (used in)/provided by Investing Activities of Continuing Operations:
Advances for vessel acquisition and other vessel improvements	6	(5,442,500)	(27,833)
Purchase of debt securities	8	—	(1,194,385)
Proceeds from redemption of debt securities	8	—	586,085
Proceeds from repayment of loan to related party	4	100,364,204	—
Proceeds from sale of equity securities	7	—	205,751
Net cash provided by/(used in) Investing Activities from Continuing Operations		94,921,704	(430,382)

Cash flows (used in)/provided by Financing Activities of Continuing Operations:
Payment of Dividend on Series A Preferred Shares	11	(700,000)	(700,000)
Payments for expenses pursuant to Tender offer	10	—	(559)
Proceeds from long-term debt	9	—	15,000,000
Repayment of long-term debt	9	—	(15,000,000)
Payment of special dividends	10	—	(13,066,019)
Payment of deferred financing costs	9	—	(690,000)
Cash contribution related to Spin-Off	1	(10,356,450)	—
Net cash used in Financing Activities from Continuing operations		(11,056,450)	(14,456,578)

Cash flows of Discontinued operations:
Net cash provided by Operating Activities from discontinued operations		94,908	399,398
Net cash provided by Discontinued operations		94,908	399,398

Net increase/(decrease) in cash, cash equivalents, and restricted cash		77,472,493	(7,223,617)
Cash, cash equivalents and restricted cash at the beginning of the period		37,197,848	87,422,426
Cash, cash equivalents and restricted cash at the end of the period		$114,670,341	$80,198,809

RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash and cash equivalents from continuing operations		$114,666,571	$79,115,400
Cash and cash equivalents from discontinued operations		$3,770	$3,409
Restricted cash, current from continuing operations		—	20,000
Restricted cash, non-current from continuing operations		—	1,060,000
Cash, cash equivalents, and restricted cash		$114,670,341	$80,198,809

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
1.	Basis of Presentation and General information:

Toro Corp. (“Toro”) was formed on July 29, 2022 as a wholly owned subsidiary of Castor Maritime Inc. (“Castor”, or the “Former Parent Company”) under the laws of the Republic of the Marshall Islands under the name Tankco Shipping Inc. and changed its name to Toro Corp. on September 29, 2022. On March 7, 2023 (the “Distribution Date”), Castor completed the Spin-Off (as defined herein) of Toro based on the terms approved by the independent disinterested directors of Castor following the recommendation of its special committee of independent disinterested directors. In the Spin-Off, Castor separated its tanker fleet from its dry bulk and container fleet by, among other actions, contributing to Toro its interest in the subsidiaries comprising its tanker fleet, each owning one tanker vessel and Elektra Shipping Co. (the “Toro Subsidiaries”) in exchange for (i) 9,461,009 common shares of Toro, (ii) the issuance to Castor of 140,000 1.00% Series A fixed rate cumulative perpetual convertible preferred shares of Toro (the “Series A Preferred Shares”) having a stated amount of $1,000 per share and a par value of $0.001 per share and (iii) the issuance at par to Pelagos Holdings Corp, a company controlled by Toro’s Chairman and Chief Executive Officer, of 40,000 Series B preferred shares of Toro, par value $0.001 per share (the “Series B Preferred Shares”). Toro’s common shares were distributed on March 7, 2023 pro rata to the shareholders of record of Castor as of February 22, 2023 at a ratio of one Toro common share for every ten Castor common shares. The foregoing transactions are referred to collectively herein as the “Spin-Off”. Toro began trading on the Nasdaq Capital Market (“Nasdaq”), under the symbol “TORO”, in March 2023.

The Spin-off has been accounted for as a transfer of business among entities under common control. Accordingly, these accompanying consolidated financial statements of the Company have been presented as if the Toro Subsidiaries were consolidated subsidiaries of the Company for all periods presented and using the historical carrying costs of the assets and the liabilities of the Toro Subsidiaries, from their dates of incorporation. As a result, the accompanying consolidated financial statements include the accounts of Toro and its wholly owned subsidiaries (collectively, the “Company”).

On April 14, 2025 (the “Robin Distribution Date”), the Company contributed (a) the subsidiaries constituting the Company’s Handysize tanker segment and (b) $10.4 million in cash to the Company’s wholly owned subsidiary, Robin Energy Ltd. (“Robin”) as a capital contribution, in exchange for (i) the issuance by Robin to Toro of all 2,386,732 of Robin’s issued and outstanding common shares, and 2,000,000 1.00% Series A fixed rate cumulative perpetual convertible preferred shares of Robin, having a stated amount of $25 and a par value of $0.001 per share and (ii) the issuance of 40,000 Series B preferred shares of Robin, par value $0.001 per share, to Pelagos Holdings Corp, a company controlled by the Company’s Chairman and Chief Executive Officer. On the same day, the Company distributed all then issued and outstanding shares of Robin to its common shareholders of record as of April 7, 2025, on a pro rata basis (such transactions collectively, the “Robin Spin-Off”). For further details regarding the Robin Spin-Off, please refer to Note 1 of the consolidated financial statements in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, filed with the SEC on April 15, 2026 (the “2025 Annual Report”).

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
1.	Basis of Presentation and General information: (continued)

As of June 30, 2026, the Company was engaged in the worldwide transportation of refined petroleum products and liquefied petroleum gas through its vessel-owning subsidiaries.

As a result of the sale of the M/T Wonder Sirius on January 24, 2024, the Company no longer has any Aframax/LR2 vessels. The results of operations and cash flows of the Aframax/LR2 tanker segment, as well as its assets and liabilities, are reported as discontinued operations for all periods presented (Note 3).

Castor Ships S.A., a corporation incorporated under the laws of the Republic of the Marshall Islands (“Castor Ships”), a related party controlled by Toro’s Chairman and Chief Executive Officer, Petros Panagiotidis, provides commercial ship management services, ship management and chartering services to the vessels owned by the Company’s vessel-owning subsidiaries. Such services are provided through subcontracting agreements with unrelated third-party managers, entered into with the Company’s consent, for the Company’s vessels. Castor Ships subcontracted the technical management of all the Company’s vessels to third-party ship management companies, except for the LPG Dream Syrax, for which Castor Ships provided the technical management from November 5, 2024 until its sale on September 3, 2025, the M/T Wonder Maia and the M/T Wonder Altair for which Castor Ships has provided the technical management since September 29, 2025, and February 8, 2026, respectively. As a part of the Spin-Off, the Company entered into a master management agreement with Castor Ships with respect to its vessels in substantially the same form as Castor’s Master Management Agreement previously in place for its vessels. The vessel management agreements with Castor Ships previously entered into for each of the vessels by the applicable vessel-owning subsidiary remain in effect for each such vessel.
As of June 30, 2026, Toro had 18 wholly owned subsidiaries incorporated in the Republic of the Marshall Islands.

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These statements and the accompanying notes should be read in conjunction with the 2025 Annual Report.

The accompanying interim condensed consolidated financial statements are unaudited and include all normal recurring adjustments that management considers necessary for a fair presentation of its condensed consolidated financial position and results of operations for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of the results that may be expected for the entire year.

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
2.	Significant Accounting Policies and Recent Accounting Pronouncements:

A discussion of the Company’s significant accounting policies can be found in the consolidated financial statements for the year ended December 31, 2025, included in the Company’s 2025 Annual Report. During the six-month period ended June 30, 2026, except for the new significant accounting policies and the recent accounting pronouncements described below, there were no other significant changes to the Company’s significant accounting policies or recent accounting pronouncements that the Company expects to have a potential impact on its consolidated financial statements.

New significant accounting policies adopted during the six months ended June 30, 2026

Deferred Finance Fees

Costs associated with the revolving credit facility, including but not limited to, fees paid to lenders, fees required to be paid to third parties on the lender’s behalf in connection with a debt financing or refinancing, or any unamortized portion thereof, are presented by the Company as “Deferred finance fees” in the accompanying unaudited condensed consolidated balance sheet in accordance with ASC 835-30-45-1A. Such fees are amortized on a straight-line basis over the contractual term of the revolving credit facility, regardless of whether there are any outstanding borrowings under the facility.

Recent Accounting Pronouncements:

In April 2026, the FASB issued ASU 2026-01,Equity (Topic 505): Initial Measurement of Paid-in-Kind Dividends on Equity-Classified Preferred Stock.The amendments in this update require entities to initially measure paid-in-kind (“PIK”) dividends on equity-classified preferred stock using the PIK dividend rate stated in the preferred stock agreement, rather than at fair value. The ASU is effective for annual periods beginning after December 15, 2026, including interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the impact of this ASU on its consolidated financial statements.

In May 2026, the FASB issued Accounting Standards Update No. 2026-02,Environmental Credits and Environmental Credit Obligations (Topic 818), which establishes guidance for the recognition, measurement, presentation and disclosure of environmental credits and related environmental credit obligations. The amendments are effective for annual reporting periods beginning after December 15, 2027, including interim periods within those annual reporting periods, with early adoption permitted, and are required to be applied retrospectively. The Company is currently evaluating the impact of adopting this guidance on its consolidated financial statements and related disclosures.

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
3.	Discontinued operations:

Following the sale of the M/T Wonder Sirius (Note 1), the Company no longer has any Aframax/LR2 vessels. The Company has determined that the disposal of all of its Aframax/LR2 vessels constituted a disposal of an entity’s segment that will have a major effect on the Company’s operations and financial results. In this respect, the results of operations and cash flows of the Aframax/LR2 segment, as well as its assets and liabilities, are reported as discontinued operations for all periods presented in the accompanying unaudited interim condensed consolidated financial statements.

The components of assets and liabilities of discontinued operations in the unaudited condensed consolidated balance sheet at December 31, 2025 and June 30, 2026 consisted of the following:

	December 31,	June 30,
	2025	2026
CURRENT ASSETS:
Cash and cash equivalents	$3,520	$3,409
Due from related party, current	411,496	5,597
Prepaid expenses and other assets	1,143	3,738
Total current assets of discontinued operations	416,159	12,744

NON-CURRENT ASSETS:
Total non-current assets of discontinued operations	—	—

CURRENT LIABILITIES:
Accounts payable	1,436	37
Accrued liabilities	1,314,066	1,314,038
Total current liabilities of discontinued operations	1,315,502	1,314,075

NON-CURRENT LIABILITIES:
Total non-current liabilities of discontinued operations	—	—

The components of the income/(loss) from discontinued operations for the six months ended June 30, 2025 and 2026 in the unaudited interim condensed consolidated statements of comprehensive income consisted of the following:

	Six Months Ended June 30,	Six Months Ended June 30,
	2025	2026
REVENUES:
Total vessel revenues	—	—

INCOME/(EXPENSES):
Voyage expenses (including $0 and $0 to related party for the six months ended June 30, 2025 and 2026, respectively)	117,732	—
Vessel operating expenses	(12,241)	2,125
Total income	105,491	2,125

Operating income	105,491	2,125

OTHER INCOME/(EXPENSES):
Interest and finance costs	(4,747)	(4,604)
Foreign exchange gains	22	—
Total other expenses, net	(4,725)	(4,604)

Net income/(loss) and comprehensive income/(loss) from discontinued operations	$100,766	$(2,479)

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
4.	Transactions with Related Parties:

(a)	Castor Ships:

For a further description of the services provided by, and transactions with, Castor Ships prior to January 1, 2026, please refer to Note 4 to the consolidated financial statements for the year ended December 31, 2025, included in the Company’s 2025 Annual Report.

As of June 30, 2026, in accordance with the provisions of the Master Management Agreement, effective April 26, 2023, by and among the Company, its shipowning subsidiaries and Castor Ships, Castor Ships had subcontracted to a third-party ship management company the technical management of all the Company’s vessels, except the M/T Wonder Maia and the M/T Wonder Altair, for which Castor Ships has provided the technical management since September 29, 2025 and February 8, 2026, respectively. Castor Ships pays, at its own expense, the third-party technical management company a fee for the services it has subcontracted to such company without any additional cost to Toro.
During the six months ended June 30, 2025 and 2026, Castor Ships charged and collected the following fees and commissions: (i) management fees amounting to $919,989 and $819,900, respectively, (ii) charter hire commissions amounting to $289,644 and $397,959, respectively and (iii) capital raising commission of $150,000 for the six months ended June 30, 2026, related to the $15.0 million drawdown on April 2, 2026 under the Company’s revolving credit facility (Note 9).

During the six months ended June 30, 2025 and 2026, the Flat Management Fee (as defined in the 2025 Annual Report) amounted to $1,648,570 and $1,691,764, respectively, and is included in ‘General and administrative expenses’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

The Master Management Agreement also provides for advance funding equal to two months of vessel daily operating costs to be deposited with Castor Ships as a working capital guarantee, refundable in case a vessel is no longer under Castor Ships’ management. As of June 30, 2026, the working capital guarantee advances to Castor Ships amounted to $1,341,549 which are presented in ‘Due from related party, non-current’ in the accompanying unaudited condensed consolidated balance sheets. As of June 30, 2026, the amount of $6,672,662 of ‘Due from related party, current’, represents advances for operating expenses made by the Company to the third-party managers and Castor Ships and advances of expected scheduled dry-docking repairs.

(b)	Former Parent Company:

Details of the Company’s transactions with the Former Parent Company are discussed in Note 4(b) to the consolidated financial statements for the year ended December 31, 2025, included in the Company’s 2025 Annual Report.

In connection with the Spin-Off as discussed in Note 1, on March 7, 2023, Toro issued 140,000 1.00% Series A Preferred Shares to Castor having a stated amount of $1,000 per share and a par value of $0.001 per share (Note 11). During the six months ended June 30, 2026, the Company paid to Castor a dividend amounting to $700,000 and the amount of accrued dividend on Series A Preferred Shares due to Castor as of June 30, 2026 was $299,444 and is presented  in ‘Due to related party, current’ in the accompanying unaudited condensed consolidated balance sheet.

For the six months ended June 30, 2025 and 2026, the Company received a dividend on the Series D preferred shares of Castor, amounting to $2.1 million and $2.5 million, respectively and is presented in ‘Dividend income from related parties’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income. As of December 31, 2025 and June 30, 2026, the aggregate value of the investment in Castor amounted to $101,069,444 for both periods, including $1,069,444 of accrued dividends, and is included as ‘Investment in related parties’ in the accompanying unaudited condensed consolidated balance sheet. As of June 30, 2026, the Company did not identify any impairment or any observable prices for identical or similar investments of the same issuer.

On December 11, 2024, Toro entered into a facility agreement with Castor to provide a $100.0 million senior term loan facility to Castor (the “Term Loan”) which was drawn down on the same date. During the six months ended June 30, 2025, the Term Loan was fully repaid. During the six months ended June 30, 2025 and 2026, the interest income under the Term Loan amounted to $1,771,836 and $0 and is presented in ‘Interest income from related party’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

The above transactions and their terms were approved by the Board of Directors of Toro and Castor at the recommendation of their respective special committees of disinterested and independent directors.

(c)	Equity incentive plan:

As of June 30, 2026, the Company maintains an Equity Incentive Plan and 2025 Equity Incentive Plan (as discussed in Note 14) under which the Company’s board of directors has made and may make awards of certain securities of the Company or cash to directors, officers and employees of the Company and/or its subsidiaries and affiliates and consultants and service providers to (including persons who are employed by or provide services to any entity that is itself a consultant or service provider to) the Company and its subsidiaries and affiliates.

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
4.	Transactions with Related Parties: (continued)

The stock-based compensation cost for the non-vested shares under the Equity Incentive Plan and 2025 Equity Incentive Plan for the six months ended June 30, 2025 and 2026, amounted to $1,769,877 and $3,257,648, respectively, and is included in ‘General and administrative expenses’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

(d)	Robin Energy Ltd.

As discussed in Note 1, as part of the Robin Spin-Off, Toro received 2,000,000 Series A preferred shares of Robin, having a stated amount of $25 and a par value of $0.001 per share. The Company is the holder of all of the issued and outstanding Series A preferred shares (Note 1). For further details regarding the Series A preferred shares as part of the Robin Spin-Off, please refer to the consolidated financial statements and related notes included in the 2025 Annual Report.

As of June 30, 2026, the aggregate value of investments in Robin amounted to $26,049,125, including $106,944 of accrued dividends, and is included as ‘Investments in related parties’ in the accompanying unaudited consolidated balance sheet. As of June 30, 2026, the Company did not identify any indications of impairment or any observable prices for identical or similar investments of the same issuer.

Furthermore, Toro is entitled to receive cumulative cash dividends, at the annual rate of 1.00% on the stated amount of $25 per share, of the 2,000,000 Series A preferred shares, receivable quarterly in arrears on the 15th day of January, April, July and October in each year, subject to Robin’s Board of Directors approval. For the six months ended June 30, 2025 and 2026, the Company received a dividend on the Series A preferred shares of Robin, amounting to $1,389 and $250,000, respectively and is presented in ‘Dividend income from related parties’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income. During the six- month period ended June 30, 2025 and 2026, dividend income derived from the Company’s investment in Robin amounted to $106,944 and $250,000 respectively and is presented in ‘Dividend income from related parties’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

5.	Deferred Charges, net:

The movement in deferred charges, net, which represents deferred dry-docking costs, in the accompanying unaudited condensed consolidated balance sheets is as follows:

Dry-docking costs
Balance December 31, 2025	$1,835,981
Amortization	(203,795)
Balance June 30, 2026	$1,632,186

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
6.	Vessels, net:

(a)	Vessels, net:

The amounts in the accompanying unaudited condensed consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated depreciation	Net Book Value
Balance December 31, 2025	$102,169,881	$(5,989,319)	$96,180,562
Improvements, and other vessel costs	14,515	—	14,515
Depreciation	—	(2,688,387)	(2,688,387)
Balance June 30, 2026	$102,184,396	$(8,677,706)	$93,506,690

7.	Investment in equity securities:

The amounts of the Company's investment in equity securities in the accompanying unaudited condensed consolidated balance sheets are presented in the table below:

	December 31, 2025	June 30, 2026
Investment in equity securities with readily determinable fair values (a)	$209,486	$—
Investment in equity securities without readily determinable fair values (b)	$5,647,853	$5,647,853

(a)	Investment in equity securities with readily determinable fair values

A summary of the movement in equity securities with readily determinable fair values for the six months ended June 30, 2026 is presented in the table below:

Equity securities with readily determinable fair values
Balance December 31, 2025	$209,486
Proceeds from sale of equity securities	(205,751)
Realized loss on equity securities revalued at fair value at end of the period	(2,774)
Unrealized foreign exchange loss	(961)
Balance June 30, 2026	$—

During the six months ended June 30, 2026, the Company did not receive any dividends from its investments in equity securities with readily determinable fair values.

(b)	Investment in equity securities without readily determinable fair values

During the six months ended June 30, 2026, there was no movement in equity securities without readily determinable fair values and the Company received no dividends from these investments. The investment in equity securities without readily determinable fair values amounting to $5,647,853 is presented in ‘Investment in equity securities, non-current’ in the accompanying unaudited condensed consolidated balance sheet.

As of June 30, 2026, the Company did not identify any impairment or any observable prices for identical or similar investments of the same issuer.

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
8.	Investment in debt securities:

On February 16, 2026, the Company entered an investment in foreign-currency-denominated debt securities amounting to $588,135. On May 4, 2026, the Company received proceeds of $586,085 from the contractual redemption of this investment.

On July 17, 2025, the Company entered a four-year investment in debt securities amounting to $2,910,000. Interest income is earned on a semi-annual basis on the 20th day of January and July in each year starting from January 20, 2026.

On May 27, 2026, the Company entered a four-year investment in debt securities amounting to $606,250. Interest income is earned on a semi-annual basis on the 27th day of May and November in each year starting from November 27, 2026.

The Company’s held to maturity investments are comprised of corporate bonds with maturity of more than twelve months.The maturity schedule of the outstanding investments in debt securities as of June 30, 2026, is as follows:

Maturity date	Carrying amount
Due within 1 year	$—
Due in 1-5 years	3,534,605
Due in 5-10 years	—
Total	$3,534,605

As of December 31, 2025 and June 30, 2026, the investment in debt securities amounting to $2,918,353 and $3,534,605, respectively, is presented in ‘Investment in debt securities’ in the accompanying consolidated balance sheet. No allowance for credit losses was warranted on investments as of June 30, 2026.

9.	Long-Term Debt:

a.	$60.0 Million Revolving Credit Facility

On March 30, 2026, four of the Company’s wholly owned MR tanker vessels and LPG carriers ship-owning subsidiaries, owning the M/T Wonder Altair, M/T Wonder Maia, LPG Dream Arrax and LPG Dream Vermax, entered into an up to $60.0 million revolving credit facility (the “Facility”) with a European financial institution. The Company drew down $15.0 million on April 2, 2026, which was repaid on June 30, 2026. The Facility has a term of five years from the first drawdown date, bears an interest rate of Term SOFR plus a margin per annum on amounts drawn, and its availability reduces by twenty (20) quarterly consecutive reduction installments as follows: (i) $1,420,000 in respect of the 1st to the 19th such installment and (ii) in respect of the 20th and last such installment, $33,020,000 (comprising a payment in the amount of $1,420,000 and a balloon payment in the amount of $31,600,000).

The Facility is secured by a first priority mortgage over the vessels owned by the borrowers and is guaranteed by the Company. The borrowers are required to maintain an aggregate minimum liquidity of $1.0 million in their pledged deposit accounts and maintain and gradually fund certain dry-dock reserve accounts to ensure the payment of any costs incurred in relation to the next dry-docking of each mortgaged vessel. The Company as guarantor is also required to maintain a security cover ratio of at least 125% until maturity. The Facility’s net proceeds will be used for general corporate purposes. As of June 30, 2026, unamortized deferred financing fees associated with the Facility amounted to $677,776, of which $145,952 and $531,824 were presented as “Deferred finance fees, current” and “Deferred finance fees, non-current,” respectively, in the accompanying unaudited condensed consolidated balance sheet. As of June 30, 2026, there were no amounts outstanding and the Company had an aggregate amount of $58.6 million available to be drawn down under the Facility.

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
10.	Equity Capital Structure:

Under Toro’s initial Articles of Incorporation dated July 29, 2022, Toro’s authorized capital stock consisted of 1,000 shares par value $0.001 per share. On March 2, 2023, the Company’s articles of incorporation were amended and restated and Toro’s authorized capital stock was increased to 3,900,000,000 common shares, par value $0.001 per share and 100,000,000 preferred shares, par value $0.001 per share. For a further description of the terms and rights of the Company’s capital stock and details of its equity transactions prior to January 1, 2026, please refer to Note 9 to the consolidated financial statements for the year ended December 31, 2025, included in the Company’s 2025 Annual Report.

On December 5, 2025, the Company declared a special dividend of $1.75 per common share, consisting of either cash or common shares. The dividend was paid on January 16, 2026 to shareholders of record as of December 16, 2025. Based on shareholder elections, the dividend was paid in the form of $9.3 million in cash and 7,378,575 shares of the Company’s common stock. The number of common shares included for the common share dividend election was calculated based on the 20-day volume weighted average of the trading prices of the Company’s common shares on Nasdaq through December 4, 2025, or $3.8386 per share.

On April 22, 2026, the Company declared a special dividend of $0.90 per common share, consisting of either cash or common shares. The dividend was paid on June 5, 2026, to shareholders of record as of May 4, 2026. Based on shareholder elections, the dividend was paid in the form of $3.8 million in cash and 5,707,246 shares of the Company’s common stock. The number of common shares issued for the common share dividend election was calculated based on the 20-day volume-weighted average trading price of the Company’s common shares on Nasdaq through April 21, 2026, or $3.8821 per share.

As of June 30, 2026, Toro had 34,559,330 common shares issued and outstanding including 2,980,000 restricted common shares issued pursuant to the Equity Incentive Plan (as defined and discussed in Note 14).

11.	Mezzanine equity:

Series A Preferred Shares

The Company issued as part of the Spin-Off to Castor 140,000 Series A Preferred Shares with par value of $0.001 and a stated value of $1,000 each. Details of the Company’s Series A Preferred Shares are discussed in Note 10 to the Company’s consolidated financial statements for the year ended December 31, 2025, included in the 2025 Annual Report.

The Company uses an effective interest rate of 3.71% over the expected life of the preferred stock (being nine years) which is the expected earliest redemption date. This is consistent with the interest method, taking into account the discount between the issuance price and liquidation preference and the stated dividends, including “step-up” amounts. The amount accreted during the six months ended June 30, 2026, was $1,628,891 and is presented as ‘Deemed dividend on Series A Preferred Shares’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

As of June 30, 2026, the net value of Mezzanine Equity amounted to $127,438,124, including the amount of $1,628,891 of deemed dividend on the Series A Preferred Shares in the six months ended June 30, 2026, and is presented as ‘Mezzanine Equity’ in the accompanying unaudited condensed consolidated balance sheet. During the six months ended June 30, 2026, the Company paid to Castor a dividend amounting to $700,000 on the Series A Preferred Shares for the period from October 15, 2025 to April 14, 2026. The accrued amount for the period from April 15, 2026 to June 30, 2026 (included in the dividend period ended July 14, 2026) amounted to $299,444 (Notes 4(b) and 19(c)).

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
12.	Financial Instruments and Fair Value Disclosures

As of June 30, 2026, the principal financial assets of the Company consist of cash at banks, restricted cash, accounts receivable trade, investment in equity and debt securities and investment in related parties, Castor and Robin, and amounts due from related party. As of June 30, 2026, the principal financial liabilities of the Company consist of accounts payable, accrued liabilities and amounts due to related party.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

•
Cash, cash equivalents and restricted cash, accounts receivable trade, amounts due from/to related party/(ies), accrued liabilities and accounts payable: The carrying values reported in the unaudited condensed consolidated balance sheets for those financial instruments are reasonable estimates of their fair values due to their short-term maturities. Cash, cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short term maturities.

•
Investment in related parties: Investment in related parties is initially measured at the transaction price and subsequently assessed for the existence of any observable market for the Series D preferred shares of Castor and Series A preferred shares of Robin, any observable price changes for identical or similar investments and the existence of any indications for impairment. As per the Company’s assessment, no such case was identified as of June 30, 2026.

•
Investment in equity securities: The carrying value reported in the accompanying unaudited condensed consolidated balance sheet for investment in equity securities with readily determinable fair values represents its fair value and is considered a Level 1 item of the fair value hierarchy as it is determined through quoted prices in an active market. Investment in equity securities without a readily determinable fair value is initially measured at the transaction price and subsequently assessed for the existence of any observable market and any observable price changes for identical or similar investments and the existence of any indications for impairment. As per the Company’s assessment, no such case was identified as of June 30, 2026.

•
Investment in debt securities: The carrying value reported in the accompanying consolidated balance sheet for investment in debt securities is at amortized cost. The fair value of the investment in debt securities, is determined through Level 1 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements, as it is determined through quoted prices in an active market.

The estimated fair value of the Company’s investment in debt securities at June 30, 2026 is as follows:

	Carrying amount	Fair value
Investment in debt securities	$3,534,605	$3,718,087

Concentration of credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash, cash equivalents and restricted cash, due from related party and trade accounts receivable. The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of the financial institutions in which it places its deposits. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition.

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
13.	Commitments and Contingencies:

Various claims, lawsuits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, pool operators, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. As of the date of these unaudited interim condensed consolidated financial statements, management was not aware of any such claims or contingent liabilities that should be disclosed or for which a provision should be established in the accompanying consolidated financial statements. The Company is covered for liabilities associated with the vessels’ actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.

(a)	Commitments under long-term lease contracts

The following table sets forth the future minimum contracted lease payments to the Company (gross of charterers’ commissions), based on the Company’s vessels’ commitments to non-cancelable time charter contracts as of June 30, 2026. Non-cancelable time charter contracts include fixed-rate time charters.

Twelve-month period ending June 30,	Amount
2027	$19,288,112
Total	$19,288,112

14.	Equity Incentive Plan:

For further details regarding the Equity Incentive Plan and 2025 Equity Incentive Plan , please refer to Note 13 of the Company’s consolidated financial statements for the year ended December 31, 2025, included in the 2025 Annual Report.

As of June 30, 2026, the Company maintains an Equity Incentive Plan and 2025 Equity Incentive Plan under which the Company’s board of directors has made and may make awards of certain securities of the Company or cash to directors, officers and employees (including any prospective director, officer or employee) of the Company and/or its subsidiaries and affiliates and consultants and service providers to (including persons who are employed by or provide services to any entity that is itself a consultant or service provider) the Company and its subsidiaries and affiliates. As of June 30, 2026, the Company had 600,000 remaining restricted shares available for awards under the 2025 Equity Incentive Plan.

The stock-based compensation cost for the non-vested shares under the Equity Incentive Plan and 2025 Equity Incentive Plan for the six months ended June 30, 2025 and 2026 amounted to $1,769,877 and $3,257,648, respectively, and is included in ‘General and administrative expenses’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
14.	Equity Incentive Plan: (continued)

A summary of the status of the Company’s non-vested restricted shares as of June 30, 2026, and the movement during the six months ended June 30, 2026, is presented below:

	Number of restricted shares	Weighted average grant date fair value per non-vested share
Non-vested, December 31, 2025	3,240,000	$5.81
Vested	(260,000)	$4.57
Non-vested, June 30, 2026	2,980,000	5.92

For the six months ended June 30, 2026, 260,000 restricted common shares vested. The remaining unrecognized compensation cost relating to the shares granted amounted to $5,483,193 as of June 30, 2026, is expected to be recognized over the remaining period of two years, according to the contractual terms of those non-vested share awards.

15.	Earnings/(Loss) Per Common Share:

The computation of earnings/(loss) per share is based on the weighted average number of common shares outstanding during that period.

The Company calculates earnings/(loss) per common share by dividing net income/(loss) available to common shareholders by the weighted average number of common shares outstanding during the relevant period.

The Company calculates basic earnings/(loss) per share in conformity with the two-class method required for companies with participating securities. The calculation of basic earnings/(loss) per share does not consider the non-vested shares as outstanding until the time-based vesting restrictions have lapsed.

Diluted earnings/(loss) per common share, if applicable, reflects the potential dilution that could occur if potentially dilutive instruments were exercised, resulting in the issuance of additional shares that would then share in the Company’s net income. For the purpose of calculating diluted earnings/(loss) per common share, the weighted average number of diluted shares outstanding includes (i) the conversion of outstanding Series A Preferred Shares (Note 11) calculated with the “if converted” method by using the average closing market price over the reporting periods and (ii) the incremental shares assumed to be issued, determined under the two-class method weighted for the periods the non-vested shares were outstanding, if the two-class method was more dilutive than the treasury stock method. If there is a loss from continuing operations, diluted earnings per common share (EPS) would be computed in the same manner as basic EPS is computed, even if the entity has net income after adjusting for discontinued operations. Thus, the inclusion of the potential common shares from the conversion of outstanding Series A Preferred Shares and the incremental shares assumed to be issued, determined under the two-class or treasury stock method weighted for the periods the non-vested shares were outstanding, in diluted EPS from continuing operations would have an anti-dilutive effect. Therefore, basic EPS and diluted EPS are the same for continuing operations, discontinued operations and net income. The components of the calculation of basic and diluted earnings/(loss) per common share in each of the periods comprising the accompanying unaudited interim condensed consolidated statements of comprehensive income are as follows:

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
15.	Earnings/(Loss) Per Common Share: (continued)

	Six months ended June 30,	Six months ended June 30,
	2025	2026
Net income and comprehensive income from continuing operations	$2,911,314	$1,087,321
Net income/(loss) and comprehensive income/(loss) from discontinued operations	100,766	(2,479)
Net income and comprehensive income	$3,012,080	$1,084,842
Dividend on Series A Preferred Shares	(703,889)	(700,000)
Deemed dividend on Series A Preferred Shares	(1,557,952)	(1,628,891)
Undistributed and distributed earnings to non-vested participating securities	(54,831)	(2,907,000)
Net income/(loss) attributable to common shareholders, basic	$695,408	$(4,151,049)
Undistributed earnings to non-vested participating securities	54,831	—
Undistributed earnings reallocated to non-vested participating securities	(11,584)	—
Dividend on Series A Preferred Shares	703,889	—
Deemed dividend on Series A Preferred Shares	1,557,952	—
Net income/(loss) attributable to common shareholders, diluted	$3,000,496	$(4,151,049)
Weighted average number of common shares outstanding, basic	17,698,383	25,873,243
Effect of dilutive shares	71,285,000	—
Weighted average number of common shares outstanding, diluted	88,983,383	25,873,243
Earnings/(loss) per common share, basic, continuing operations	$0.034	$(0.160)
Earnings/(loss) per common share, diluted, continuing operations	$0.033	$(0.160)
Earnings/(loss) per common share, basic, discontinued operations	$0.006	$(0.0001)
Earnings/(loss) per common share, diluted, discontinued operations	$0.001	$(0.0001)
Earnings/(loss) per common share, basic, total	$0.040	$(0.160)
Earnings/(loss) per common share, diluted, total	$0.034	$(0.160)

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

16.	Vessel Revenues:

The following table includes the vessel revenues earned by the Company by type of contract in each of six-month periods ended June 30, 2025, and June 30, 2026, as presented in the accompanying unaudited interim condensed consolidated statements of comprehensive income:

	Six months ended June 30,	Six months ended June 30,
	2025	2026
Time charter revenues	7,528,174	12,913,332
Pool revenues	2,068,779	—
Total Vessel Revenues	$9,596,953	$12,913,332

The Company generates its revenues from time charters for the six-month period ended June 30, 2026.

The Company typically enters into time charters ranging from one month to twelve months, and, in isolated cases, for longer terms, depending on market conditions. The charterer has the full discretion over the ports visited, shipping routes and vessel speed, subject to the owner’s protective restrictions set forth in the agreed charterparty’s terms. Time charter agreements may have extension options that range over certain time periods, which are usually periods of months. The time charter party generally provides, among others, typical warranties regarding the speed and the performance of the vessel as well as owner protective restrictions such that the vessel is sent only to safe ports by the charterer, subject always to compliance with applicable sanction laws and war risks, and carry only lawful and non-hazardous cargo.

17.	Vessel Operating and Voyage Expenses:

The amounts in the accompanying unaudited interim condensed consolidated statements of comprehensive income are analyzed as follows:

	Six months ended June 30,	Six months ended June 30,
Voyage expenses	2025	2026
Brokerage commissions	149,275	188,302
Brokerage commissions - related party	289,644	397,959
Port & other expenses	162,305	453,507
Bunkers consumption	25,770	41,821
Total Voyage expenses	$626,994	$1,081,589

	Six months ended June 30,	Six months ended June 30,
Vessel Operating Expenses	2025	2026
Crew & crew related costs	2,997,533	2,815,529
Repairs & maintenance, spares, stores, classification, chemicals & gases, paints, victualling	803,294	851,816
Lubricants	78,580	127,178
Insurance	179,295	201,339
Tonnage taxes	32,649	35,657
Other	456,977	685,069
Total Vessel operating expenses	$4,548,328	$4,716,588

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
18.	Segment Information:

For further details regarding segment information, please refer to the consolidated financial statements and related notes included in the 2025 Annual Report.

The reportable segments reflect the internal organization of the Company and the way the chief operating decision maker (“CODM”), who is the Chief Executive Officer of the Company, reviews the operating results and allocates capital within the Company. The CODM assesses segment performance using key financial measures, including revenues, operating expenses, segment operating income and net income. These metrics help the CODM assess segment profitability, optimize fleet deployment, control costs and determine capital allocation. Based on these segment performance trends, the CODM makes resource allocation decisions such as adjusting chartering strategies, prioritizing fleet expansion or disposals, and optimizing cost efficiencies to enhance profitability and overall segment performance.

The table below presents information about the Company’s reportable segments for the six months ended June 30, 2025, and 2026. The accounting policies followed in the preparation of the reportable segments are the same as those followed in the preparation of the Company’s unaudited interim consolidated financial statements.

	Six months ended June 30, 2025			Six months ended June 30, 2026
	Eco tanker segment(1)	LPG carrier segment	Total	Eco tanker segment	Non-Eco tanker segment	LPG carrier segment	Total
Time charter revenues	$—	$7,528,174	$7,528,174	$3,870,923	$4,836,972	$4,205,437	$12,913,332
Pool revenues	2,068,779	—	2,068,779	—	—	—	—
Total vessel revenues	$2,068,779	$7,528,174	$9,596,953	$3,870,923	$4,836,972	$4,205,437	$12,913,332
Voyage expenses (including charges from related party)	(266,641)	(360,353)	(626,994)	(435,512)	(435,788)	(210,289)	(1,081,589)
Vessel operating expenses	(696,733)	(3,851,595)	(4,548,328)	(1,403,230)	(1,439,613)	(1,873,745)	(4,716,588)
Management fees to related party	(144,585)	(775,404)	(919,989)	(214,600)	(207,100)	(398,200)	(819,900)
Depreciation and amortization	(415,178)	(1,891,522)	(2,306,700)	(791,501)	(950,816)	(1,149,865)	(2,892,182)
Segments operating income	$545,642	$649,300	$1,194,942	$1,026,080	$1,803,655	$573,338	$3,403,073
Interest and finance costs			(79,144)				(498,432)
Interest income			1,296,262				1,415,205
Interest income from related party			1,771,836				—
Dividend income from related parties			2,620,833				2,750,000
Foreign exchange gains/(losses)			35,744				(18,519)
Dividend income on equity securities			4,623				—
Gain/(loss) on equity securities			22,163				(2,774)
Less: Unallocated corporate general and administrative expenses (including related party)			(3,955,945)				(5,961,232)
Net income and comprehensive income from continuing operations			$2,911,314				$1,087,321
Net income/(loss) and comprehensive income from discontinued operations			$100,766				$(2,479)
Net income and comprehensive income			$3,012,080				$1,084,842

(1)
For the six months ended June 30, 2025, the Eco tanker segment includes pool revenues of $2,068,779 from the M/T Wonder Mimosa operating in a pool arrangement prior to its contribution to Robin on April 14, 2025. The M/T Wonder Mimosa is a 2010-built Handysize vessel that does not have eco-design characteristics, but its results are included within the Eco tanker segment as the successor to the former Handysize tanker segment.

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
18.	Segment Information: (continued)

A reconciliation of total segment assets to total assets presented in the accompanying unaudited condensed consolidated balance sheets of December 31, 2025, and June 30, 2026, is as follows:

	As of December 31, 2025	As of June 30, 2026
Eco tanker segment	40,437,114	40,258,165
Non-Eco tanker segment	31,342,180	30,868,998
LPG carrier segment	34,704,050	34,096,917
Cash and cash equivalents(1)	87,417,921	79,101,252
Prepaid expenses and other assets(1)	137,029,872	137,414,265
Total assets from continuing operations	$330,931,137	$321,739,597
Total assets from discontinued operations	$416,159	$12,744
Total consolidated assets	$331,347,296	$321,752,341

(1)	Refers to assets of other, non-vessel-owning, entities included in the consolidated financial statements.

19.	Subsequent Events:

(a)
Dividend from Castor Series D Preferred Shares: On July 15, 2026, the Company received from Castor a dividend from the Series D preferred shares of Castor, amounting to $1,250,000 for the dividend period from April 15, 2026 to July 14, 2026.

(b)
Dividend from Robin Series A Preferred Shares: On July 15, 2026, the Company received from Robin a dividend from the Series A preferred shares of Robin, amounting to $125,000 for the dividend period from April 15, 2026 to July 14, 2026.

(c)
Dividend on Series A Preferred Shares: On July 15, 2026, the Company paid to Castor a dividend on the Series A Preferred Shares, which was declared on June 27, 2026, amounting to $350,000 for the dividend period from April 15, 2026 to July 14, 2026.

(d)
Revolving Credit Facility: On September 9, 2026, the Company served to the lenders a voluntary cancellation notice, cancelling $8.58 million of the Company’s available commitment under the Facility, thus reducing the borrowing capacity available to the Company thereunder to $50.0 million. All security interests in the Company’s two LPG carriers, the LPG Dream Arrax and the LPG Dream Vermax, mortgaged thereunder and all the obligations under the Facility of the Company’s subsidiaries owning such vessels were released by the lenders in connection with such commitment cancellation. Additionally, the Facility was partially drawn down by $10.0 million on September 11, 2026, and by $38.8 million on October 1, 2026. As of October 9, 2026, $48.8 million was outstanding under the Facility, representing the full amount available following the scheduled reduction of $1.2 million on September 30, 2026.

(e)
Acquisition of a 2018-built MR (MR2 class) tanker vessel: On September 6, 2026, the Company, through a wholly owned subsidiary, entered into agreement with an unaffiliated third-party to acquire a 2018-built MR (MR2 class) tanker vessel, the M/T Wonder Alasia, for a purchase price of $45.9 million. The acquisition was funded using cash on hand. The M/T Wonder Alasia was delivered to the Company on September 17, 2026.

(f)
Spin-Off of LPG Carrier Business: On October 8, 2026, the Company completed the spin-off of its LPG carrier business comprising two LPG carriers, the LPG Dream Arrax and the LPG Dream Vermax, $45.0 million of cash and settlement of certain liabilities and other obligations between the Company and AI OKTO as provided by the Contribution and Spin-Off Distribution Agreement between Toro and AI OKTO (the “AI OKTO Spin-Off”).  In connection with the AI OKTO Spin-Off, the Company distributed all of the outstanding common shares of AI OKTO CORP. (“AI OKTO”) to its shareholders on a pro rata basis, with its common shareholders receiving one common share of AI OKTO for every eight Toro common shares held as of October 1, 2026.  AI OKTO’s common shares have been approved for listing on Nasdaq under the symbol “AIOK.” The Company retains an interest in AI OKTO through the ownership of 5,000,000 shares of 1.00% Series A Convertible Preferred Stock, with a stated amount of $5.00 per share, of AI OKTO. The Company expects to account for the AI OKTO Spin-Off as a distribution to its common shareholders, resulting in a reduction of shareholders’ equity in the fourth quarter of 2026 equal to the carrying amount of the net assets and cash contributed to AI OKTO, less the fair value of the Series A Preferred Shares of AI OKTO retained by the Company. AI OKTO filed a registration statement on Form 20-F, which was declared effective by the SEC on September 29, 2026 and contains a more detailed description of the terms of the AI OKTO Spin-Off.

(g)
Acquisition of a 2014-built MR (MR2 class) tanker vessel: On September 17, 2026, the Company, through a wholly owned subsidiary, entered into an agreement with an unaffiliated third-party to acquire a 2014-built MR (MR2 class) tanker vessel, the M/T Wonder Atria (currently operating under its previous name with IMO No. 9686716), for a purchase price of $37.5 million. The acquisition was funded using cash on hand. The M/T Wonder Atria was delivered to the Company on September 18, 2026.

(h)
New Revolving Credit Facility: On September 30, 2026, one of the Company’s wholly owned MR tanker vessel ship-owning subsidiaries entered into an up to $22.5 million revolving credit facility (the “New Facility”) with a leading European financial institution which was fully drawn down on October 1, 2026. The New Facility has a tenor of five years, bears interest at a rate of Term SOFR plus a margin, and is secured by, among others, a first priority mortgage over the M/T Wonder Alasia. The net proceeds from the New Facility are intended to be used for general corporate purposes.